SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2014
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration No. 1431 - 1

SUMMARY OF THE MINUTES OF THE 145th

ORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, in the City of Curitiba, State of Paraná. 2. DATE AND TIME: June 11, 2014 – 2:30 p.m. 3. PRESIDING: MAURICIO SCHULMAN - Chairman; LINDOLFO ZIMMER – Executive Secretary. 4. AGENDA AND RESOLUTIONS TAKEN:

I.     Election of Luiz Eduardo da Veiga Sebastiani to fill the vacant position on the Audit Committee and complete the 2013/2015 term of office;

II.    Approval of the Company’s 2014-2025 strategic plan;

III.   Approval and ratification of the transfer of the assets denominated “Projects” in the Copel Share Purchase Agreement to Cutia Empreendimentos Eólicos SPE S.A., aiming at the fiscal and accounting regularization of said “Projects”, namely the Paraíso dos Ventos do Nordeste, Nossa Senhora da Conceição do Nordeste, Fazenda Nova do Nordeste, Esperança do Nordeste, Dreen Pedra Grande; and the Alto do Oriente, Jandaíra and Caiçara do Norte wind farm complexes;

IV.  Approval and ratification,  with the contrary vote of Board Member Marco Aurélio Rogeri Armelin, of the terms of negotiation with Voltalia Energia do Brasil Ltda. for the acquisition of a 49% interest in the wind power projects of the Special Purpose Companies (SPCs) Usina de Energia Eólica Carnaúba S.A., Usina de Energia Eólica Reduto S.A., Usina de Energia Eólica Santo Cristo S.A. and Usina de Energia Eólica São João S.A., as well as the terms of the Share Purchase Agreement - CCVA, for the final consolidation of the business;

V.   Presentation of the financial statements for the first quarter of 2014;

VI.  Presentation of the scope and activities of the Company’s Internal Audit Department;

VII. Presentation of updated information related to legal requirements and regulatory issues in regard to the Company;

VIII.   Presentation of the Board of Directors’ times and issues monitoring report for the period between June 2013 and May 2014; and

IX.  Presentation of information on the distributor’s 2014 tariff readjustment index.

5. ATTENDANCE: MAURICIO SCHULMAN – Chairman; LINDOLFO ZIMMER –Executive Secretary; CARLOS HOMERO GIACOMINI; JOSÉ RICHA FILHO; LUIZ EDUARDO DA VEIGA SEBASTIANI; MARCO AURÉLIO ROGERI ARMELIN; NEY AMILTON CALDAS FERREIRA; and NATALINO DAS NEVES.

The full minutes of the 145th Board of Directors’ Meeting of Copel were drawn up in the Company’s records, book number 6, filed with the Paraná State Registry Commerce under number 05/095391-5, on August 8, 2005.

LINDOLFO ZIMMER

Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 13, 2014

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.